Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2020 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2020;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2020;

3.	To consider and approve the financial report of the Company for the year 2020;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2020 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2021;

6.

To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2021 and to authorise the Board to determine their remuneration;

7.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

SPECIAL RESOLUTION

To consider and, if thought fit, to pass the following as special resolution:

8.	To consider and approve the unconditional granting of a general mandate to the Board to issue debt financing instruments of the Company:

“THAT:

(a)

The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)

The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue methods, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)

The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling other relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)

The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the articles of association of the Company.

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)

In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (b) to (g) of this resolution at the annual general meeting.

(i)

For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2021 annual general meeting of the Company.”

By Order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

20 April 2021

Notes:

1.

Important: You should first review the annual report of the Company for the year 2020 before appointing a proxy. The annual report for the year 2020 is expected to be despatched to the shareholders of the company (the “Shareholders”) on or before 30 April 2021 to the addresses as shown in the register of members of the Company. The annual report for the year 2020 will include the ordinary resolutions 1 to 4 and 6 above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Tuesday, 11 May 2021 to Thursday, 10 June 2021 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 10 May 2021. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Tuesday, 11 May 2021 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.

Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2020.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Board of Directors Office (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting (i.e., by no later than 9:00 a.m. on Wednesday, 9 June 2021). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

The completed and signed reply slip accompanying each notice of annual general meeting should be delivered to Board of Directors Office for holders of A shares at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Thursday, 21 May 2021 personally, by mail or by fax (fax number: (8610) 6209 9557; to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.

This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Board of Directors Office is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Chai Shouping

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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